Exhibit 1

FOR IMMEDIATE RELEASE	7 March 2016

WPP PLC (“WPP”)

AKQA acquires majority stake in digital agency, Potato, in the UK

WPP announces that its wholly-owned operating company, AKQA, the leading digital services agency, has acquired a majority stake in the holding company of digital agency Potato. Potato specialises in designing and building complex, secure and scalable web applications. Its work sits at the heart of many influential marketing campaigns.

Clients include Google and Canon. Potato employs around 100 people and is headquartered in London, with an office in Bristol and a presence in San Francisco.

Revenues for the year ended 31 March 2015 were £6.9 million, with gross assets of £4.1 million, as at the same date.

This acquisition continues WPP’s strategy of investing in fast growth sectors such as digital and content. WPP digital revenues were over US$7 billion in 2015 representing over 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40 to 45% of revenue to be derived from digital in the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP